Andrews Kurth LLP 1350 I Street, NW Suite 1100 Washington, DC 20005 +1.202.662.2700 Phone +1.202.662.2739 Fax andrewskurth.com

November 20, 2014

VIA EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange

      Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P.
Registration Statement on Form S-3
Filed October 24, 2014
File No. 333-199600
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35365

Dear Mr. Schwall:

Set forth below are the responses of Rose Rock Midstream, L.P., a Delaware limited partnership ( “Rose Rock Midstream, L.P.,” the “Partnership,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2014, with respect to the Partnership’s Registration Statement on Form S-3 (Commission File No. 333-199600) (the “Registration Statement”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-3

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response:

We acknowledge the Staff’s comment and will not request acceleration of the effective date of the Registration Statement until we have cleared all comments on our periodic reports.

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November 20, 2014

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-12

SemCrude Pipeline, LLC, page F-12

2.	We note that you acquired a 33% interest in SemCrude Pipeline, LLC (“SCPL”) from SemGroup Corporation (“SemGroup”) in January 2013 for $189.5 million of cash, 1.5 million common units, and 1.25 million Class A units. An additional 33% interest in SCPL was acquired in December 2013 for $173.1 million of cash, 1.5 million common units, and 1.25 million Class A units. Disclosure in your Form 10-K states that these acquisitions were accounted for as transactions between entities under common control. With reference to the relevant authoritative literature, please explain your accounting treatment for the consideration issued to acquire these interests in SCPL.

Response:

We acquired our interests in SemCrude Pipeline, L.L.C. from SemGroup Corporation, of which we are a controlled subsidiary. The SemCrude Pipeline, L.L.C. transaction is similar to the example provided in Accounting Standards Codification (“ASC”) 805-50-15-6(e) wherein “a parent’s less-than-wholly-owned subsidiary issues its shares in exchange for shares of another subsidiary previously owned by the same parent, and the noncontrolling shareholders are not party to the exchange”. Accordingly, we accounted for the transaction based on SemGroup Corporation’s historical cost and recorded any excess consideration paid by the acquirer as an equity transaction as required by ASC 805-50-30-5. As the historical value of the acquired interest was less than the cash consideration, the cash consideration in excess of historical value was treated as a reduction of equity. The equity consideration issued did not have an impact to the total book value of equity of Rose Rock Midstream, L.P. as any increase to equity was offset by a corresponding reduction for consideration in excess of historical cost.

However, as we maintain equity accounts for each class of common units and our general partner, we recorded an increase to the common, Class A and general partner equity accounts based on the value of equity issued as determined by reference to the market price of our common units as reflected on the New York Stock Exchange. Class A units, which have the same rights as common units, with the exception of forbearance on cash distributions for a defined term, were recorded based on the market price of our common units discounted by the present value of cash distributions for the expected forbearance period. The general partner contribution was determined based on the required contribution needed to maintain its two percent ownership interest with reference to the value of the common and Class A units issued.

We recorded a reduction to equity equal to the amount of equity issued and the cash proceeds in excess of historical cost. This reduction was attributed to the various ownership classes based on their relative ownership percentages. We believe this treatment to be

November 20, 2014

appropriate based on Staff Accounting Bulletin Topic 4F, which requires the equity section of the balance sheet of limited partnerships to distinguish between each ownership class such that the ownership classes can determine their relative participations in both net assets and results of operations. The treatment of the consideration paid in excess of historical cost as a reduction of equity does not affect the ownership percentages of the various partner classes and as such should not appear to reflect a change in their relative rights to participate in net assets and results of operations. In addition, this allocation matches the attribution of the gain on disposal that would be recorded if the interest in SemCrude Pipeline, L.L.C. were sold to a third-party for the same price.

Barcas Field Services, LLC, page F-13

3.	We note that you recognized goodwill of approximately $28.3 million in connection with the acquisition of the assets of Barcas Field Services, LLC in September 2013. Your disclosure states that this goodwill primarily represents the value of synergies, the opportunity to use the acquired business as a platform for growth, and the acquired assembled workforce. Please revise your disclosure to provide additional detail explaining the nature of the synergies referred to in your filing.

Response:

We acknowledge the Staff’s comment, and we will revise our disclosure in future filings with respect to goodwill recognized in connection with the acquisition of the assets of Barcas Field Services, LLC to provide the requested additional detail, as follows:

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired. Goodwill primarily represents cost savings due to the ability to transport crude oil using the acquired trucks rather than third-party trucks, the ability to bring more volume from the field into our pipelines, the opportunity to use the acquired business as a platform for growth and the acquired assembled workforce.

4.	You state that you received an independent appraisal of the fair value of the assets acquired in the acquisition of Barcas Field Services, LLC. As your Form 10-K is incorporated by reference into your filing on Form S-3, please tell us how you considered providing valuation reports and consents from third party valuation experts or remove all references to the use of third party valuation experts from your submission. Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

November 20, 2014

Response:

We acknowledge the Staff’s comment and propose to delete reference to the independent appraisal of the fair value of the assets acquired in the acquisition of Barcas Field Services, LLC in future filings and replace the reference with the following disclosure:

Fair values of the acquired assets were determined based on the cost, income and market approach methodologies. The trucks and equipment acquired were valued based on the cost approach which considers the replacement cost of the assets adjusted for depreciation and physical deterioration. The value of the customer contract was determined based on the income approach using the excess earnings method over the remaining life of the contract and assuming a 50% probability of renewal. The market approach which considers the value of comparable transactions was used to value the acquired land.

Please direct any questions you have with respect to the foregoing to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Very truly yours,

/s/ William J. Cooper

William J. Cooper

cc:	Karina Dorin, Securities and Exchange Commission
Ethan Horowitz, Securities and Exchange Commission
Sandy Eisen, Securities and Exchange Commission
Carlin G. Conner, Rose Rock Midstream GP, LLC
Robert N. Fitzgerald, Rose Rock Midstream GP, LLC
Candice Cheeseman, Rose Rock Midstream GP, LLC
Courtney Cochran Butler, Andrews Kurth LLP